Exhibit 4.43

CONFIDENTIAL

July 21, 2025

To the Board of Directors of Birks Group Inc.:

We write this letter in our capacity as majority shareholder (along with the shares owned with our related entity Montel S.à.r.l) of Birks Group Inc. (the “Company”) for the purposes of providing financial support to the Company.

This letter is intended to demonstrate Mangrove Holding S.A.’s willingness to provide additional financial support to the Company up to an aggregate amount of $1,348,227 to assist the Company in satisfying the Company’s obligations and debt service requirements as they come due in the normal course of operations, or in meeting its financial covenant requirements of maintaining minimum excess availability levels of $8.5 million at all times, as defined in the credit facility arrangements provided by Wells Fargo Capital Finance Corporation Canada and SLR Credit Solutions (the “Financial Covenants”), until at least July 31, 2026.

Such financial support will be in the form of (i) a deferral of interest payments (the “Interest Payment Deferrals”) up to a maximum of $813,227 which is otherwise due to Mangrove Holding S.A by the Company, effective immediately and through to July 31, 2026 (the “Moratorium Period”) pursuant to the Loan Agreement with Mangrove Holdings S.A. of $3,750,000 and the Loan Agreement with Montel S.à.r.l of $2,051,400 (the “Existing Loan Agreements”), (ii) if necessary, additional advances up to a maximum aggregate amount of $500,000 in the form of subordinated debt (collectively, the “Additional Advances”), (iii) a deferral of the Closing Fee (as hereinafter defined), representing an amount of up to $10,000 and (iv) a deferral of the Committed Capital Charge (as hereinafter defined), representing an aggregate amount of $25,000. The Company shall ensure that it obtains all necessary third-party approvals and consents as may be required in connection with the Additional Advances, the Interest Payment Deferrals, the Additional Advance Interest Payment Deferral (as hereinafter defined), the Closing Fee and the Committed Capital Charge, including from its senior lenders.

Subject in all respects to the aforementioned $1,348,227 aggregate limit and it being understood that in no event shall the financial support and liability of the undersigned pursuant to (i) the Interest Payment Deferrals in any circumstances exceed $813,227, (ii) the Additional Advances in any circumstances exceed $500,000, (iii) the Closing Fee in any circumstances exceed $10,000, and (iv) the Committed Capital Charge in any circumstances exceed $25,000, Mangrove Holding S.A. confirms that, as long as we, together with the shares owned by Montel S.à.r.l, will remain majority shareholders of the Company, we will continue to provide financial support to assist the Company in (i) avoiding any breach of the Financial Covenants at any time until July 31, 2026, and (ii) satisfying, on a timely basis, all of the Company’s liabilities and obligations that it is unable to satisfy when due until July 31, 2026. The Company shall provide a reasonable delay for any Additional Advances to be disbursed.

The Additional Advances will bear interest at a rate of 15% per annum, but no interest payment or principal repayment shall be made prior to the earlier of July 31, 2026 and the date of the occurrence of one of the Termination Conditions (as hereinafter defined) (“Additional Advance Interest Payment Deferral”), and the Additional Advances will be subject to any other terms and conditions mutually acceptable to the Company and Mangrove Holding S.A., taking into account the financial situation in which the Company will then find itself, but in any event such terms and conditions shall be no less favourable to Mangrove Holding S.A. than those in the Existing Loan Agreements.

In addition and subject to the terms and conditions herein, the undersigned represents that Mangrove Holding S.A. has the intent and ability to provide the financial support outlined in this letter to the Company and to provide Additional Advances to the extent and when deemed necessary by the Company, upon request by the Company’s Board of Directors, and that there are no restrictions on Mangrove Holding S.A. to provide such financial support in the form of Interest Payment Deferrals of up to $813,227, Additional Advances of up to $500,000, the Additional Advance Interest Payment Deferral of up to $75,000, the Closing Fee amount of up to $10,000, and the Committed Capital Charge of $25,000 as set forth herein. During the Moratorium Period, interest under the Existing Loan Agreements and the Additional Advances will continue to accrue at the rates set out therein or herein, as applicable, and the total amount of the Interest Payment Deferrals, the Additional Advance Interest Payment Deferral will become payable on the earlier of (i) the end of the Moratorium Period and (ii) the date on which one of the Termination Events (as hereinafter defined) occurs, subject in all respects to any subordination agreements between Mangrove Holding S.A and/or Montel S.à.r.l and the Company’s other creditors, respectively.

The Company shall pay a reasonable closing fee capped at a maximum of $10,000 to cover for legal and administrative costs (the “Closing Fee”). The Closing Fee shall be fully earned as of the date hereof but the payment of the Closing Fee shall be deferred until the earlier of July 31, 2026 or the date of the occurrence of one of the Termination Conditions. In addition, a committed capital charge of 5% per annum (the “Committed Capital Charge”) will be charged to the Company upon execution of this agreement and will be fully earned as of the date hereof but the payment of the Committed Capital Charge shall be deferred until the earlier of July 31, 2026 or the date of the occurrence of one of the Termination Conditions. The amount and payment of the Closing Fee and the Committed Capital Charge will be subject to the Company’s senior lenders’ approval.

Any request by the Company’s Board of Directors addressed to Mangrove Holding S.A. for Additional Advances shall be accompanied by a current business plan and projected cash flows of the Company for information purposes.

This undertaking will be valid from the date of this letter through July 31, 2026 and will become null and void prior to July 31, 2026 upon the occurrence of the first of the following events (the “Termination Conditions”): (i) in the case of a change of control of the Company, where Mangrove Holding S.A. (or its related entities) lose its majority shareholding, (ii) upon a closing of a sale of assets that results in an updated Board approved F26-F27 Forecast with projected excess availability of over $10 million and a reduction in cash management of $3 million (as compared to the June 2025 actual amounts) for both thresholds to be demonstrated monthly and with the expectation that such improvements will exist at all times, (iii) a significant form of equity investment and/or equity recapitalization of the Company, or (iv) in the case of bankruptcy or insolvency of the Company.

[Signature pages follow]

Signed this 21 day of July, 2025.

MANGROVE HOLDING S.A.

by	/s/ Christian Reiser
Name: Christian Reiser
Title: Director (with the capacity to bind Mangrove Holding S.A.)

The undersigned acknowledges and agrees to the Interest Payment Deferrals referred to herein as it relates to Montel S.à.r.l.

Signed this 21 day of July, 2025.

MONTEL S.à.r.l.

by	/s/ Jorrit Crompvoets /s/ Natela Portshidze
Name: Jorrit Crompvoets Name: Natela Portshidze
Title: (with the capacity to bind Montel S.à.r.l.)

Acknowledged and agreed to by the Company this 21 day of July, 2025.

BIRKS GROUP INC.

by	/s/ Jean-Christophe Bédos
Name: Jean-Christophe Bédos
Title: President and CEO